Exhibit 99.2

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT GIVEN IMAGING ANNOUNCES PATENT

LITIGATION SETTLEMENT

Tel Aviv, April 21, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that Given Imaging Ltd. (TASE & NASDAQ: GIVN), 18.3% held by Elron and 9.1% held through Elron's 50.1% subsidiary, RDC, today announced that it has signed a term sheet with Olympus Corporation outlining a settlement of the patent litigation between the two companies in the United States.

Given Imaging announced that the term sheet includes certain worldwide royalty-free cross-licenses for their respective existing capsule endoscopy products and a release of all past causes of action.

Given Imaging stated that the settlement will become final upon the signing of a formal written agreement, and have asked the Court to stay all activity in the pending litigation.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)